Exhibit 99.1

Luokung Received NASDAQ Notification Letter

BEIJING, April 17, 2020 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), On April 13, 2020, Luokung Technology Corp. (the “Company”) received a notification letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the bid price for the Company’s common stock for the last 30 consecutive business days had closed below the minimum $1.00 per share required for continued listing under Nasdaq Listing Rule 5550(a)(2).

The notification received has no immediate effect on the listing of the Company’s common stock on Nasdaq. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180 calendar day grace period, or until October 12, 2020, to regain compliance with the minimum bid price requirement. The continued listing standard will be met if the Company evidences a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days during the 180 calendar day grace period. In order for Nasdaq to consider granting the Company additional time beyond October 12, 2020, the Company would be required, among other things, to meet the continued listing requirement for market value of publicly held shares as well as all other standards for initial listing on Nasdaq, with the exception of the minimum bid price requirement. If measured today, the Company would qualify for Nasdaq’s consideration of an extension because the Company currently has stockholders’ equity of at least $5 million. In the event the Company does not regain compliance with the $1.00 bid price requirement by October 12, 2020, eligibility for Nasdaq’s consideration of a second 180 day grace period would be determined on the Company’s compliance with the above referenced criteria on October 12, 2020.

The Company is diligently working to evidence compliance with the minimum bid price requirement for continued listing on Nasdaq; however, there can be no assurance that the Company will be able to regain compliance or that Nasdaq will grant the Company a further extension of time to regain compliance, if necessary.

About Luokung Technology Corp.

Luokung Technology Corp. is one of the global leading spatial-temporal big-data processing technology companies and a leading interactive location-based services company in China. The core business brands of the Company are “Luokuang” and “Superengine”. The Company mainly provides spatial temporal big data PaaS, SaaS and DaaS intelligent services based on its self-developed patented technology which can be applied in Mobile Internet LBS, Internet Travelling, Intelligent Transportation, Automatic Drive, Smart City, Intelligent IoT, Natural Resources Exploration and Monitoring and so on. These services are integrated intelligent computing and application services for spatial temporal data which including but not limited to Satellite and UAV Remote Sensing Image Data, HD Map, 2D and 3D Internet Map, Real-time Trajectory, IoT Industrial Stream Data. For more information please go to http://www.luokung.com.

Business Risks and Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.